Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 9, 2007
Relating to Preliminary Prospectus dated January 22, 2007
Registration No. 333-138555

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated January 22, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-138555) relating to these securities. The most recent amendment to the Registration Statement can be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1142576/000104746907000775/a2175137zs-1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect an increase in the size of the offering by 1,750,000 shares of common stock, an increase in the over-allotment option by 262,500, the pricing of our initial public offering at $7.00 per share and certain other changes.  In the Preliminary Prospectus, we proposed to offer 5,250,000 shares of our common stock at an estimated price range of between $12.00 and $14.00 with an over-allotment option of 787,500 shares.

Common stock offering by us:	7,000,000 shares (excluding the underwriters’ option to purchase up to 1,050,000 additional shares from a selling stockholder to cover over-allotments, if any)

Initial public offering price to the public:	$7.00 per share

Common stock to be outstanding after this offering:	23,058,367 (including 1,128,914 shares of common stock issuable upon the exercise of outstanding in-the-money warrants that terminate upon closing of this offering)

Potential purchases by existing stockholders or their affiliates:

Certain of our existing stockholders or their affiliates, including an entity affiliated with ProQuest Investments (which is affiliated with our director, Alain B. Schreiber and our stockholder, ProQuest Investments II, L.P.), an entity affiliated with Bellevue Group AG (which is affiliated with our director, Martin C. Muenchbach and our stockholder, BB Biotech Ventures II, L.P.), and Michael N. Chang, who is a director, our Chief Executive Officer and President, and Tessie Che, our Senior Vice President, Corporate Affairs, and/or their affiliates have indicated an interest in purchasing approximately 790,000 shares of our common stock in this offering at the public offering price. At the initial public offering price of $7.00 per share, these investors would purchase approximately $5.5 million of our common stock in this offering. Assuming such purchase, our current executive officers and directors as a group will beneficially own 24.8% of our outstanding common stock after this offering, based on 23,058,367 shares of common stock outstanding after this offering.

The purchase of shares by these directors, officers or affiliated entities in the offering will reduce the public float and may adversely affect the liquidity of the trading market for our common stock from what it would have been had these shares been purchased by unaffiliated investors.  However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

Net proceeds to us:	Approximately $44.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:

Based on the initial offering price of $7.00, the net proceeds that we will receive from the offering will be approximately $44.1 million, which is less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $13.00 per share.  We anticipate that we will use our net proceeds from this offering as follows:

•    approximately $22.0 million to fund certain of our obligations under our prospective buyback agreement with Par relating to our repurchase of Par’s rights to develop and commercialize Difimicin and related assets;

•    approximately $12.0 million will be used together with existing cash and cash equivalents to fund clinical trials and other research and development activities of Difimicin for the treatment of CDAD;

•    approximately $3.0 million will be used together with existing cash and cash equivalents to fund clinical trials and other research and development activities of Prulifloxacin for the treatment of travelers’ diarrhea;

•    approximately $2.0 million to fund commercialization activities, including conducting prelaunch preparations and initiating marketing and sales activities for Difimicin and Prulifloxacin; and

•    the remainder to fund working capital, capital expenditures and other general corporate purposes, including at least approximately $1.0 million for additional costs and expenses associated with being a public company, which also includes the cost of compliance with Sarbanes-Oxley Act internal control regulations such as costs for hiring additional employees, consultants, counsel and accountants.

As stated in the Preliminary Prospectus, we may also use a portion of our net proceeds from this offering to fund possible in-licenses and acquisitions of products or product candidates. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital, capital expenditures and other general corporate purposes may decrease. However, other than our prospective buy-back agreement with Par, we have no current agreements or commitments with respect to, and no portion of our net proceeds has been allocated for, any specific acquisition. Our management will have broad discretion in applying our net proceeds of this offering and a change in our plans or business condition could result in the application of our net proceeds from this offering in a manner other than described in the Preliminary Prospectus. We believe that our net proceeds from this offering, along with existing cash and cash equivalents, will be sufficient to meet our capital requirements for at least the next 12 months.

We anticipate that these proceeds together with existing cash and cash equivalents will allow us to complete the ongoing Phase 2b/3 clinical trial and the planned second Phase 3 trial of Difimicin for the treatment of CDAD, as well as the two Phase 3 clinical trials of Prulifloxacin for the treatment of travelers’ diarrhea. The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development efforts and the amount of net proceeds actually raised by us in this offering. Pending these uses, we intend to invest our net proceeds in money market funds and government agency securities.

Pro forma as adjusted balance sheet data:

Based on the initial offering price of $7.00 per share, as of September 30, 2006, on a pro forma as adjusted basis, cash, cash equivalents and short-term investments would have been approximately $67.8 million, working capital would have been approximately $65.5 million, total assets would have been approximately $69.6 million and total stockholders’ equity would have been approximately $66.6 million.

Pro forma as adjusted capitalization:

Based on the sale of 7,000,000 shares of our common stock at the initial offering price of $7.00 per share, as of September 30, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $114.2 million, total stockholders’ equity would have been approximately $66.6 million and total capitalization would have been approximately $66.6 million.

Dilution:

We deleted the third paragraph on page 46 of the Preliminary Prospectus relating to certain amounts to be adjusted in the event the underwriters exercise their over-allotment option from the selling stockholders.  This paragraph was deleted because any exercise of the over-allotment option will not affect the pro forma as adjusted net tangible book value, the pro forma increase in net tangible book value attributed to investors or dilution to new investors purchasing common stock in the offering.

Based on the initial public offering price of $7.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $66.6 million, as of September 30, 2006, or $3.06 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.54 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $3.94 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 32.2% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 41.2% of the total consideration paid for our common stock.

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 63.0% of the total number of shares of common stock to be outstanding after this offering and the number of shares of common stock held by investors purchasing shares in this offering will be increased to 8,050,000 shares, or 37.0% of the total number of shares of common stock to be outstanding after this offering.

Description of capital stock:

We revised the third sentence in the first paragraph on page 119 to reflect the correct number of shares outstanding upon completion of the offering. The revised sentence reads as follows:

After the completion of this offering, we will have 23,058,367 shares of common stock (including 1,128,914 shares of common stock issuable upon the exercise of outstanding in-the-money warrants that terminate upon closing of this offering) and no shares of preferred stock outstanding.

Risk Factor — “If we fail to obtain additional financing, we may be unable to complete the development and commercialization of Difimicin, Prulifloxacin and other product candidates, or continue our other research and development programs.”

We revised the first sentence in the second paragraph of this risk factor on page 11 to reflect the updated net proceeds and per share initial public offering price. The revised sentence reads as follows:

We estimate that our net proceeds from this offering will be approximately $44.1 million, based upon the initial public offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk Factor — “Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.”

We revised the risk factor on page 35 to reflect the adjusted percentage ownership of our executive officers, directors and principal stockholders and to add disclosure regarding certain indications of interest from existing stockholders to purchase shares in the offering.  The revised paragraph reads as follows:

Our executive officers, directors and principal stockholders, together with their respective affiliates, currently own approximately 44.6% of our voting stock, and upon completion of this offering that same group will hold approximately 32.4% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option and the purchase by our stockholders and/or affiliates of 790,000 shares in this offering).  Accordingly, even after this offering, these stockholders will likely be able to influence the composition of our board of directors, influence the approval all matters requiring stockholder approval and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market value of our common stock to decline.

Certain of our stockholders and/or affiliates have indicated an interest in purchasing an aggregate of approximately 790,000 shares of our common stock in this offering.  However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering.

Risk Factor – “Future sales of our common stock in the public market could cause our stock price to decline”:

We revised the number of shares eligible for sale under Rule 144(k) or Rule 701 and under Rule 144 in the first and second bullets of the second paragraph on page 37 to reflect the correct number of shares eligible for sale under the respective Rules.  The revised bullets read as follows:

•      13,102,254 shares will be eligible for sale under Rule 144(k) or Rule 701 upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus;

•      1,741,461 shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, subject to volume limitations, manner of sale requirements and other restrictions, beginning 180 days after the date of this prospectus;

Risk Factor — “If you purchase shares of common stock sold in this offering, you will experience immediate dilution...”

We revised the last paragraph on page 37 to update the dilution per share number and percentage ownership percentages due to the change in the number of shares offered and price per share in this offering.  The revised paragraph reads as follows:

If you purchase shares of common stock in this offering, you will experience immediate dilution of $3.94 per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.  Investors purchasing shares of common stock in this offering will contribute approximately 41.2% of the total amount we have raised since inception, and will only own approximately 32.2% of our total common stock immediately following completion of this offering, assuming the underwriters do not exercise their over-allotment option and no exercise of outstanding in-the-money warrants.

Principal and Selling Stockholders

The following table sets forth the beneficial ownership information of our common stock as of January 15, 2007, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•                  each person known to us to be the beneficial owner of more than 5% of our common stock and another significant stockholder;

•                  each named executive officer;

•                  each of our directors;

•                  all of our executive officers and directors as a group; and

•                  the selling stockholder (to the extent that the underwriters’ over-allotment option is exercised).

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Optimer Pharmaceuticals, Inc., 10110 Sorrento Valley Road, Suite C, San Diego, CA 92121. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 16,058,367 shares of common stock outstanding on January 15, 2007, assuming the conversion of all of the outstanding preferred stock and the issuance of 1,128,914 shares of common stock upon the exercise of outstanding in-the-money warrants to purchase common stock that terminate upon closing of this offering, and 23,058,367 shares of common stock outstanding upon completion of this offering. The table assumes no exercise of the underwriters’ over-allotment option.

Entities affiliated with Alain B. Schreiber, Martin C. Muenchbach, Michael N. Chang and Tessie Che have indicated an interest in purchasing an aggregate of approximately 790,000 shares of our common stock in this offering.  Drs. Schreiber and Muenchbach are our directors, Dr. Chang is our Chief Executive Officer, President and director and Dr. Che is our Senior Vice President, Corporate Affairs.  Because these indications of interest are not binding agreements or commitments to purchase, these potential investors may elect not to purchase any shares in this offering.  Accordingly, the figures in the table below do not reflect the purchase of any shares in this offering by these potential investors. Assuming such purchase, our current executive officers and directors as a group will beneficially own 24.8% of our outstanding common stock after this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 15, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of Shares	Percentage of Shares Beneficially Owned
Beneficial Owner	Beneficially Owned	Before Offering	After Offering†
5% Stockholders:
Par Pharmaceutical, Inc.(1)	2,307,656	14.4%	10.0%
Formosa Healthcare Investments, L.P.(2)	1,271,589	7.9%	5.5%
ProQuest Investments II, L.P.(3)(17)	1,179,464	7.3%	5.1%
BB Biotech Ventures II, L.P.(4)(17)	1,025,624	6.3%	4.4%
Chi-Huey Wong(5)	1,005,141	6.3%	4.4%

Directors and Named Executive Officers:
Michael N. Chang(6)(17)	524,763	3.2%	2.3%
Sherwood L. Gorbach(7)	26,680	*	*
Kevin P. Poulos	—	*	*
Tessie M. Che(8)(17)	524,763	3.2%	2.3%
John D. Prunty	—	*	*
Youe-Kong Shue(9)	105,626	*	*
Mark Auerbach(10)	2,307	*	*
Joseph Y. Chang(11)	208,839	1.3%	*
Joseph J. Chow(12)	593,446	3.7%	2.6%
Howard S. Lee(13)	1,292,355	8.0%	5.6%
Martin C. Muenchbach(14)(17)	1,027,931	6.4%	4.5%
Alain B. Schreiber(15)(17)	1,292,536	8.0%	5.6%
All directors and executive officers as a group (12 persons)(16)(17)	5,074,483	30.6%	21.5%

*                    Less than 1%.

†                     The amounts and percentages assume no exercise of the underwriters’ over-allotment option.

(1)             In the event that the underwriters’ exercise their over-allotment option, Par Pharmaceutical, the sole selling stockholder, would be entitled to sell up to an aggregate of 1,050,000 shares of common stock. If the over-allotment option is exercised in full, Par would beneficially own 1,257,656 shares of our common stock, which would constitute approximately 5.5% of our shares beneficially owned after the offering. For further information regarding the selling stockholder, see “Related Party Transactions.”

(2)             Includes (i) preferred stock convertible into 1,141,519 shares of common stock; (ii) 5,970 shares of common stock; and (iii) 124,100 shares that Formosa Healthcare Investments, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(3)             Includes (i) preferred stock convertible into 1,033,076 shares of common stock; (ii) 98,387 shares that ProQuest Investments II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant; (iii) preferred stock convertible into 43,827 shares of common stock held by ProQuest Investments II Advisors Fund, L.P.; and (iv) 4,174 shares that ProQuest Investments II Advisors Fund, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(4)             Includes (i) preferred stock convertible into 769,218 shares of common stock; and (ii) 256,406 shares that BB Biotech Ventures II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant.

(5)             Includes (i) 126,167 shares of common stock; (ii) 869,523 shares held by Chi-Huey Wong and Yieng-Li Wong Family Trust dated July 25, 2005; (iii) preferred stock convertible into 7,999 shares of common stock and (iv) 1,442 shares of common stock that Mr. Wong has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options. Mr. Wong served as our director until November 2006.

(6)             Includes (i) 4,615 shares of common stock; (ii) 212,645 shares of common stock that Dr. Chang has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; and (iii) 307,503 shares that his wife Tessie M. Che holds or has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options.

(7)             Includes 26,680 shares of common stock that Dr. Gorbach has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options.

(8)             Includes (i) preferred stock convertible into 214,147 shares of common stock; (ii) 63,080 shares of common stock that Dr. Che has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; (iii) 30,276 shares Dr. Che has the right to acquire from us immediately pursuant to a common stock warrant; and

(iv) 217,260 shares that her husband Michael N. Chang holds or has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options.

(9)             Includes (i) 52,613 shares of common stock; (ii) 21,631 shares of common stock that Dr. Shue has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; and (iii) 31,382 shares of common stock owned by his immediate family.

(10)       Includes 2,307 shares of common stock that Mr. Auerbach, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options.

(11)       Includes (i) 92,306 shares of common stock; (ii) 24,227 shares of common stock that Dr. Chang, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; and (iii) 92,306 shares of common stock held by his wife, Wan Ping Chang.

(12)       Includes (i) 24,227 shares of common stock that Mr. Chow, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; and (ii) preferred stock convertible into 569,219 shares of common stock held by SB Life Science Ventures I, L.P. Mr. Chow is the Managing Director of SB Life Science Equity Management, LLC, the advisor to SB Life Science Ventures LLP and the general partner of SB Life Science Ventures I, L.P. Mr. Chow disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(13)       Includes (i) 20,766 shares of common stock that Dr. Lee, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; (ii) preferred stock convertible into 1,141,519 shares of common stock held by Formosa Healthcare Investments, L.P.; (iii) 5,970 shares of common stock held by Formosa Healthcare Investments, L.P.; and (iv) 124,000 shares of common stock that Formosa Healthcare Investments, L.P. has the right to acquire from us immediately pursuant to a common stock warrant. Dr. Lee is the Managing Director for Silver Biotech, Inc. which manages Formosa Healthcare Investments, L.P. Dr. Lee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(14)       Includes (i) 2,307 shares of common stock that Dr. Muenchbach, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; (ii) preferred stock convertible into 769,218 shares of common stock held by BB Biotech Ventures, L.P. and (iii) 256,406 shares of common stock that BB Biotech Ventures II, L.P. has the right to acquire from us immediately pursuant to a common stock warrant. BB Biotech Ventures II, L.P. is managed by Swissfirst Asset Management AG, where Dr. Muenchbach is employed as an investment manager. Dr. Muenchbach disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(15)       Includes (i) 113,072 shares of common stock that Dr. Schreiber, our director, has the right to acquire from us within 60 days of January 15, 2007 pursuant to the exercise of stock options; (ii) preferred stock convertible into 1,076,903 shares of common stock held by ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P.; and (iii) 102,561 shares of common stock that ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P. have the right to acquire from us immediately pursuant to a common stock warrant. Dr. Schreiber is a managing member of ProQuest Associates II LLC., the general partner of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P. Dr. Schreiber disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(16)       Includes shares described in footnotes (6) through (15) above, except that Michael N. Chang’s stock ownership and Tessie M. Che’s stock ownership are not combined in this line item.

(17)  Entities affiliated with Alain B. Schreiber, Martin C. Muenchbach, Michael N. Chang and Tessie Che have indicated an interest in purchasing an aggregate of approximately 790,000 shares of our common stock in this offering.  Drs. Schreiber and Muenchbach are our directors, Dr. Chang is our Chief Executive Officer, President and director and Dr. Che is our Senior Vice President, Corporate Affairs.  Because these indications of interest are not binding agreements or commitments to purchase, these potential investors may elect not to purchase any shares in this offering.  However, if any shares are purchased by such potential investors, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. An affiliate of ProQuest Investments, an entity affiliated with Dr. Schreiber and ProQuest Investments II, L.P., has indicated an interest in purchasing approximately 150,000 shares of common stock in this offering.  If the affiliated entity purchases all of such shares, the number of shares beneficially owned by Dr. Schreiber will increase to 1,442,536, and the percentage of common stock beneficially owned after this offering will increase to 6.0%.  An affiliate of Bellevue Group AG, an entity affiliated with Dr. Muenchbach and BB Biotech Ventures II, L.P., has indicated an interest in purchasing approximately 500,000 shares of common stock in this offering.  If the affiliated entity purchases all of such shares, the number of shares beneficially owned by Dr. Muenchbach will increase to 1,527,931, and the percentage of common stock beneficially owned after this offering will increase to 6.3%.  Drs. Chang and Che and their affiliates have indicated an interest in purchasing approximately 140,000 shares of common stock in this offering. If they purchase all of such shares, the number of shares beneficially owned by Drs. Chang and Che will increase to 664,763, and the percentage of common stock beneficially owned after this offering will increase to 2.8%.  If all of these shares are purchased by these directors, officers or their affiliates, the number of shares beneficially owned by all current executive officers and directors as a group will increase to 5,864,483, and the percentage of common stock beneficially owned after this offering will increase to 24.8%.

Underwriting

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Jefferies & Company, Inc. are acting as joint book-running managers for the offering and together with JMP Securities LLC and Rodman & Renshaw, LLC are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.	2,625,000
Jefferies & Company, Inc.	2,625,000
JMP Securities LLC	1,050,000
Rodman & Renshaw, LLC	700,000
Total	7,000,000

The underwriters will purchase 7,000,000 shares from us at a price of $6.51 per share, which includes an underwriting discount of $0.49 per share, or an aggregate of $3,430,000 for all such shares. The underwriters may also purchase up to 1,050,000 shares from the selling stockholder, if the over-allotment is exercised, at a price of $6.51 per share, which includes an underwriting discount of $0.49 per share or an aggregate of $514,500 for all such shares. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.29 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov.  Alternatively, a written preliminary prospectus related to the offering may be obtained from Piper Jaffray & Co., 800 Nicollet Mall, Mail Stop: J12S03, Minneapolis, Minnesota 55402, toll-free at (877) 371-5212 or by fax at (612) 303-1070, and from Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, toll-free at (888) 533-3374 or by fax at (212) 284-2208.